WINCHESTER BANCORP, INC.
661 Main Street
Winchester, Massachusetts 01890

February 7, 2025

Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Winchester Bancorp, Inc.
Registration Statement on Form S-1 (Commission File No. 333-283752)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, Winchester Bancorp, Inc. hereby requests that the effective date of the above referenced Registration Statement on Form S-1, as amended, be accelerated to February 11, 2025 at 3:00 p.m. Eastern Time, or as soon thereafter as is practicable.

Please contact Ned Quint of Luse Gorman, PC at (202) 274-2007 if you have any questions concerning this matter.

Very truly yours,

/s/ John A. Carroll

John A. Carroll
President and Chief Executive Officer